UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

W.R. GRACE & CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38388F108

(CUSIP Number)

David S. Winter

David J. Millstone

40 North Management LLC

9 West 57th Street, 47th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

April 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 40 NORTH MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,865,008
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,865,008
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,008
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons 40 NORTH GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,865,008
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,865,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,008
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons 40 NORTH LATITUDE MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,865,008
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,865,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,008
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons 40 NORTH LATITUDE FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,865,008
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,865,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,008
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons DAVID S. WINTER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,865,008
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,865,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,008
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,865,008
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,865,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,008
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Latitude Fund LP, a Delaware limited partnership, 40 North GP III LLC, a Delaware limited liability company, 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability, David S. Winter, an American citizen, and David J. Millstone, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on May 7, 2018, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of W.R. Grace & Co., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”), 40 North Latitude Fund LP, a Delaware limited partnership (“40 North Latitude Feeder”), 40 North GP III LLC, a Delaware limited liability company (“40 North GP III”), 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability (“40 North Latitude Master”), David S. Winter, an American citizen and David J. Millstone, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement relates to Shares held by 40 North Latitude Master.

The principal business of each of 40 North Latitude Feeder and 40 North Latitude Master is the making of investments in securities and other assets. The principal business of 40 North GP III is to serve as general partner of 40 North Latitude Feeder. 40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares. David S. Winter and David J. Millstone serve as the sole members and principals of each of 40 North Management and 40 North GP III, and as the sole directors of 40 North Latitude Master. The principal business address of all of the Reporting Persons, is 9 West 57th Street, 47th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Shares reported herein were purchased by 40 North Latitude Master using working capital. The total purchase price for the Shares reported herein was $640,071,630. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following information:

As previously disclosed, on February 1, 2021, the Issuer entered into a letter agreement (the “Confidentiality Letter Agreement”), with 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master (collectively, the “40 North Parties”).

On April 14, 2021, the Issuer and the 40 North Parties entered into an amendment to the Confidentiality Letter Agreement (the “Amendment”), a copy of which is attached hereto as Exhibit 10 and is incorporated by reference herein.

The Issuer and the 40 North Parties are in ongoing discussions regarding a potential transaction. There can be no assurance that a transaction will result and the Issuer and the 40 North Parties have agreed not to comment further before April 26, 2021. A copy of the press release announcing the entry by the Issuer and the 40 North Parties into the Amendment is attached hereto as Exhibit 11 and is incorporated by reference herein.

The potential transaction may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present Board of Directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer.

(a)  – (b) Each of 40 North Management, 40 North Latitude Master, 40 North Latitude Feeder, 40 North GP III, Mr. Winter and Mr. Millstone may be deemed the beneficial owner of all of the Shares reported herein, which represent approximately 14.9% of the Issuer’s outstanding Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of all of the Shares, whereas the other Reporting Persons having beneficial ownership may be deemed to have shared power to vote and shared power to dispose of such Shares as they may be deemed to have beneficial ownership of.

The percentage in the immediately foregoing paragraph is calculated based on a total of 66,191,426 Shares outstanding as of January 31, 2021 (based on the Issuer’s Annual Report on Form 10-K filed with the SEC on February 26, 2021).

(c)  There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)  In addition to the Reporting Persons, the limited partners of (or investors in) 40 North Latitude Feeder or its subsidiaries or affiliated entities, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of 40 North Latitude Feeder in accordance with their respective limited partnership interests (or investment percentages).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

On April 14, 2021, the Issuer entered into the Amendment to the Confidentiality Letter Agreement with the 40 North Parties pursuant to which the Issuer and the 40 North Parties agreed to extend the nomination deadline for the 40 North Parties to submit director candidates for election to the Issuer’s Board of Directors at its 2021 Annual Meeting of Shareholders to April 26, 2021.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement by and among 40 North Management, 40 North GP III, 40 North Latitude Feeder, 40 North Latitude Master, David S. Winter and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Letter of Resignation from Kathleen G. Reiland, dated October 13, 2020 (incorporated by reference to Exhibit 2 to Schedule 13D (Amendment No. 5) filed by the Reporting Persons on October 14, 2020).

Exhibit 3 – Letter Agreement between the Issuer and 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master, dated February 20, 2019 (incorporated by reference to Exhibit 3 to Schedule 13D (Amendment No. 4) filed by the Reporting Persons on February 20, 2019).

Exhibit 4 – Confidentiality Agreement between the Issuer and 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master, dated February 20, 2019 (incorporated by reference to Exhibit 4 to Schedule 13D (Amendment No. 4) filed by the Reporting Persons on February 20, 2019).

Exhibit 5 – Offer Letter to the Board of Directors of the Issuer, dated November 9, 2020 (incorporated by reference to Exhibit 5 to Schedule 13D (Amendment No. 6) filed by the Reporting Persons on November 9, 2020).

Exhibit 6 – Press Release with Offer Letter to the Board of Directors of the Issuer, dated January 11, 2021 (incorporated by reference to Exhibit 6 to Schedule 13D (Amendment No. 7) filed by the Reporting Persons on January 11, 2021).

Exhibit 7 – Letter Agreement between the Issuer and 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master, dated February 1, 2021 (incorporated by reference to Exhibit 7 to Schedule 13D (Amendment No. 8) filed by the Reporting Persons on February 1, 2021).

Exhibit 8 – Press Release with Offer Letter to the Board of Directors of the Issuer, dated April 1, 2021 (incorporated by reference to Exhibit 8 to Schedule 13D (Amendment No. 9) filed by the Reporting Persons on April 1, 2021).

Exhibit 9 – Letter to the President and Chief Executive Officer of the Issuer, dated April 6, 2021 (incorporated by reference to Exhibit 9 to Schedule 13D (Amendment No. 10) filed by the Reporting Persons on April 6, 2021).

Exhibit 10 – Amendment to the Letter Agreement between the Issuer and 40 North Management, 40 North Latitude Feeder, 40 North GP III and 40 North Latitude Master, dated April 14, 2021.

Exhibit 11 – Press Release dated April 14, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 2021	40 NORTH MANAGEMENT LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: April 14, 2021	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: April 14, 2021	40 NORTH LATITUDE MASTER FUND LTD.

By:
/s/ David S. Winter
David S. Winter
Director

By:
/s/ David J. Millstone
David J. Millstone
Director

Date: April 14, 2021	40 NORTH GP III LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: April 14, 2021	DAVID S. WINTER

By:
/s/ David S. Winter

Date: April 14, 2021	DAVID J. MILLSTONE

By:
/s/ David J. Millstone